Filed Pursuant to Rule 424(b)(3)
Registration File Nos.: 333-219011 and 811-10223
VOYA CREDIT INCOME FUND
(the “Fund”)
Supplement dated April 6, 2026
to the Fund’s Class A, Class C, Class I, and Class W Common Shares’
Prospectus, dated June 28, 2025, as supplemented
(together, the “Prospectuses”)
IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT POLICY
On March 26, 2026, the Board of Trustees of Voya Credit Income Fund approved the following changes effective on or about June 26, 2026 (the “Effective Date”): (i) changing the Fund’s principal investment strategies, including changes to investments included within the scope of the Fund’s policy to invest, under normal circumstances, at least 80% of the value of its assets in investments in accordance with the investment focus that its name suggests (the “80% Investment Policy”), principal risks, and portfolio managers and (ii) eliminating the Fund’s performance benchmark, the Bloomberg U.S. Aggregate Bond Index.
The changes to the Fund’s principal investment strategies with respect to investments in certain real estate and real estate-related investments, such as commercial mortgage loans, are contingent upon shareholder approval of a proposal to amend the Fund’s fundamental investment restriction with respect to purchasing or selling real estate or commodities. A copy of the proxy statement and notice of the special meeting of shareholders of the Fund scheduled for May 19,
2026 is available at: www.proxyvote.com/voya
In connection with the foregoing, the following changes will be made:
80% Investment Policy
Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments that are intended to provide economic exposure to credit sectors.
Additional Information About the Current 80%	Additional Information About the 80%
Investment Policy	Investment Policy as of the Effective Date

For purposes of this 80% policy, credit sectors	For purposes of this 80% policy, credit sectors
refer to a broad range of credit sectors, including,	include, without limitation, private credit (including
without limitation, corporate debt instruments,	direct lending and asset-backed lending), asset-
loans, high-yield debt instruments, and	based finance, securitized credit (including
collateralized loan obligations (“CLOs”). Credit	collateralized loan obligations (“CLOs”) and
sectors refer to the different categories of	mortgage derivatives), public credit, commercial
instruments within the broader credit market.	mortgage loans, emerging market debt, corporate
debt instruments, loans, and high-yield debt
instruments.

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In addition, as of the Effective Date, the Prospectus is revised as follows:
1.The section of the Prospectus entitled “Principal Investment Strategies” is deleted in its entirety and replaced with the following:
Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments that are intended to provide economic exposure to credit sectors. Credit sectors generally refer to the different categories of instruments within the broader credit market. For purposes of this 80% policy, credit sectors include, without limitation, private credit (including direct lending and asset-backed lending), asset-based finance, securitized credit (including collateralized loan obligations (“CLOs”) and mortgage derivatives), public credit, commercial mortgage loans, emerging market debt, corporate debt instruments, loans, and high-yield debt instruments.
The Fund may allocate its assets among a broad range of credit sectors and may invest in securities of any credit quality, duration, or maturity and may invest without limit in securities rated below investment grade (sometimes referred to as “high-yield securities”, “high-yield bonds”, or “junk bonds”). Private credit investments are expected to represent a significant component of the Fund’s portfolio over time and are a central element of the Fund’s investment strategy.
Debt instruments in which the Fund invests may include: private credit, such as investments in loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate commercial paper, corporate asset loans and consumer loans and other consumer-related instruments (e.g., credit card receivables, automobile loans and student loans); private corporate direct lending; asset-backed private credit; asset-based finance; structured products, including CLOs, collateralized debt obligations (“CDOs”), collateralized mortgage obligations (“CMOs”), other asset-backed securities (“ABS”), mortgage derivatives, and debt securitizations; senior or subordinated fixed or floating rate instruments, unitranche debt, unsecured debt, and structurally subordinated instruments; publicly traded credit instruments; emerging market debt, which may include sovereign bonds, corporate bonds, and other fixed-income securities denominated in local or hard currencies; and corporate debt instruments, loans, and high-yield debt instruments.
The Fund’s sub-adviser (the “Sub-Adviser”) employs a diversified set of public and private credit strategies to invest the Fund’s assets, and the Fund’s asset allocations will change in response to changing market, financial, economic, and political factors and events that the Sub-Adviser believes may affect the values of the Fund’s investments. The allocation of the Fund’s assets to different credit sectors and issuers will change over time, potentially rapidly, and the Fund may invest without limit in a single credit sector or a small number of sectors of the credit universe. The Fund is not required to invest in each credit sector at all times.
The Fund may also invest in special situations investments, such as non-performing debt instruments, or debt instruments issued by companies undergoing a bankruptcy or restructuring process.
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The Fund may invest in or hold equity securities: (i) as an incident to the purchase or ownership of loans or fixed rate debt instruments; (ii) in connection with a restructuring of a borrower or issuer or its debt; or (iii) if the Fund already owns a loan or other fixed rate debt instrument by a borrower.
Investment in the Fund involves certain risks and special considerations, including risks associated with the Fund’s use of leverage. See “Risk Factors and Special Considerations” later in this Prospectus for a discussion of any factors that make an investment in the Fund speculative or high risk.
Most of the Fund’s investments will be denominated in the U.S. dollar, although the Fund may invest in securities of non-U.S. companies, and non-U.S. dollar credit instruments and securities.
The Fund may invest in derivative instruments, including but not limited to, the following: credit-linked notes, options, futures contracts, options on futures, options on swaps, forward contracts, debt swap agreements, credit default swap agreements, interest rate swaps, total return swaps, and currency related derivatives, including currency forwards and currency swaps, subject to applicable law. The Fund typically uses derivatives to seek to reduce exposures or other risks such as interest rate or currency risk, to substitute for taking a position in the underlying asset, and/or to enhance returns in the Fund. The Fund may seek to obtain market exposure to the instruments in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls and reverse repurchase agreements). The Fund may obtain leverage though the use of derivatives such as total return swaps, options, and futures contracts and may use other forms of leverage opportunistically based on the Sub-Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.
The Fund may seek to obtain market exposure to the instruments in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls and reverse repurchase agreements).
The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising.
The Fund may lend portfolio securities on a short-term or long-term basis, up to 33 1⁄3% of its total assets.
2.The sections of the Prospectus entitled “Principal Risks” and “Risk Factors and Special Considerations” are amended to include the following risks:
Commercial Mortgage Loans Risk (Private Real Estate Credit): Commercial mortgage loans and similar private real estate credit instruments are generally originated or acquired through privately negotiated transactions, may be illiquid, and may be valued using models or third-party pricing inputs. The performance of these investments depends on borrower cash flows, collateral values, refinancing conditions, and real estate market trends.
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Commercial mortgage loans are subject to the risk that borrowers may be unable to refinance or repay loans at maturity, particularly during periods of rising interest rates, declining property values, or reduced availability of credit. In the event of borrower default, the Fund may experience delays or reductions in recoveries.
The value and performance of commercial mortgage loans may be adversely affected by property-level factors, including tenant vacancies, lease rollovers, tenant credit quality, operating expenses, capital expenditures, and local, regional, or sector-specific real estate market conditions. Commercial mortgage loans may be structurally or contractually subordinated to other indebtedness, and declines in collateral value may result in losses to the Fund.
Because these investments are generally illiquid, the Fund may not be able to sell commercial mortgage loans at desired times or prices, and valuations may differ from amounts ultimately realized, particularly during periods of market stress.
Private Credit: Private credit investments involve a number of significant risks. Such investments are typically illiquid, privately negotiated, are not traded on public markets, and may be subject to contractual transfer restrictions. These investments may be held for extended periods, sometimes several years, and may not be sold at the values assigned by the Fund. Valuations are based on models and assumptions rather than observable market prices and may differ significantly from realized values. Borrowers often provide limited financial and operational information, which can make monitoring and risk assessment difficult.
Generally, little public information exists about private credit issuers, and the Fund is required to rely on the ability of the Sub-Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Sub- Adviser is unable to uncover all material information about these companies, it may not be able to make a fully informed investment decision, and the Fund may lose money on its investments. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns.
Private credit issuers are frequently highly leveraged, often as a result of recapitalization transactions, and may not be rated by nationally recognized credit rating agencies. Private credit issuers may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. The Fund’s private credit investments may, from time to time, focus on a particular industry or sector, which could result in outsized exposure to sector-specific risks. Loans may lack financial covenants, reducing early warning protections and increasing default risk. Credit quality can vary significantly based on factors such as total leverage, amount of debt senior to the Fund’s position, variability in the issuer’s cash flows, the size of the issuer, and the quality and coverage of assets securing the debt.
Certain private credit investments may involve direct lending to middle‑market or privately held companies. Direct lending investments may expose the Fund to
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heightened‑ credit, liquidity, and workout risks, including increased reliance on the Sub Adviser’s underwriting, structuring, and monitoring capabilities. Direct lending borrowers may have limited access to alternative financing sources, which could increase default risk during periods of economic stress, and the Fund may be required to negotiate‑ restructurings, amendments, or forbearance arrangements, which may be time consuming and costly and may result in losses.
Certain‑ private credit investments may involve asset‑based finance or other asset backed lending arrangements, where repayment is dependent primarily on the performance, value, or cash flows of underlying collateral‑ or receivables rather than the general creditworthiness of a single borrower. Asset based finance investments may be subject to risks related to the quality, diversification, servicing, and valuation of the underlying assets, including receivables, consumer loans, inventory, equipment, or other financial or physical assets. Deterioration in collateral performance, servicing disruptions, legal or documentation deficiencies, or declines in collateral values may adversely affect recoveries and result in losses to the Fund.
Because private credit investments are illiquid, the Fund may face challenges meeting periodic repurchase offers under its interval structure without selling assets at unfavorable prices or borrowing. Investors should not expect immediate liquidity. Private credit performance may be adversely affected by rising interest rates, economic downturns, or tightening credit conditions, which can increase defaults and reduce recovery values. In the event of borrower default, enforcement of rights may be costly, time-consuming, and uncertain, particularly in jurisdictions with less developed legal frameworks.
3.All references to Mohamed Basma, CFA as portfolio manager for the Fund are removed from the Prospectus. Further, the sub-section of the Prospectus entitled “Investment Management and Other Service Providers - Portfolio Management” is deleted in its entirety and replaced with the following:
Sean Banai, CFA, is managing director and head of multi-sector for the fixed income platform at Voya IM. Previously, Mr. Banai was a senior portfolio manager and before that head of quantitative research for proprietary fixed income. Prior to joining the firm in 1999, he was a partner in a private sector company.
Rajen Jadav, CFA, is a senior vice president and portfolio manager for the fixed income team at Voya IM. Prior to joining Voya IM, Mr. Jadav was a senior product specialist at Allianz Global Investors where he was responsible for covering and supporting sales and distribution of the global fixed income team’s product offering in North America. Prior to that, Mr. Jadav was a portfolio manager at AllianceBernstein where he held various positions managing US multi-sector, US TIPS, stable value, global multi-sector and municipal money market portfolios.
Anuranjan Sharma is a senior vice president and portfolio manager for the fixed income team at Voya IM. Prior to rejoining Voya IM, he was a portfolio manager at Oppenheimer Funds, where he was responsible for emerging market and macro overlay for their multisector fund and worked on international debt and emerging local funds. Prior to that at Voya IM, Mr. Sharma held roles in fixed income, focusing on global rates and foreign
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exchange and in business cycle analysis for developed and emerging markets, and asset allocation.
Vinay Viralam, CFA, is a senior vice president and portfolio manager for the fixed income team at Voya IM. Prior to joining Voya IM, he worked at Goldman Sachs Asset Management for 11 years, focusing on cross-sector research and portfolio management.
This communication is not a solicitation of a proxy. The fund has filed a proxy statement and other relevant documents with the SEC in connection with the solicitation of proxies regarding this matter, and security holders are urged to read the proxy statement and other relevant documents filed with the SEC for more information.
PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE
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Filed Pursuant to Rule 424(b)(3)

Registration File Nos.: 333-219011 and 811-10223

VOYA CREDIT INCOME FUND

(the “Fund”)

Supplement dated April 6, 2026

to the Fund’s Class A, Class C, Class I, and Class W Common Shares’

Statement of Additional Information, dated June 28, 2025, as supplemented (the “SAI”)

On March 26, 2026, the Board of Trustees of Voya Credit Income Fund approved the following changes effective on or about June 26, 2026 (the “Effective Date”): (i) changing the Fund’s principal investment strategies, including changes to investments included within the scope of the Fund’s policy to invest, under normal circumstances, at least 80% of the value of its assets in investments in accordance with the investment focus that its name suggests (the “80% Investment Policy”), principal risks, and portfolio managers and (ii) eliminating the Fund’s performance benchmark, the Bloomberg U.S. Aggregate Bond Index.

The changes to the Fund’s principal investment strategies with respect to investments in certain real estate and real estate-related investments, such as commercial mortgage loans, are contingent upon shareholder approval of a proposal to amend the Fund’s fundamental investment restriction with respect to purchasing or selling real estate or commodities. A copy of the proxy statement and notice of regarding the special meeting of shareholders of the Fund scheduled for May 19, 2026 are available at available at: www.proxyvote.com/voya

As of the Effective Date, the SAI is revised as follows:

1.All references to Mohamed Basma, CFA as portfolio manager for the Fund are deleted in their entirety.

2.The section entitled “Supplemental Description of Fund Investments and Risks” is modified to include the following risks:

Commercial Mortgage Loans (Private Real Estate Credit): Commercial mortgage loans and similar private real estate credit instruments may be originated or acquired through privately negotiated transactions, may be illiquid, and may be valued using models and third-party pricing inputs. Performance may depend on borrower cash flows, collateral values, refinancing conditions, and real estate market trends.

Commercial mortgage loans are subject to the risk that borrowers may be unable to refinance or sell underlying properties at maturity, particularly during periods of rising interest rates, declining property values, or reduced availability of credit. In the event of borrower default, the Fund may‑ be required to pursue foreclosure, restructuring, or other remedies, which may be time consuming, costly, and subject to legal and procedural uncertainties, and may result in delays or reductions in recoveries.

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The value‑ and performance of commercial mortgage loans may be adversely affected by property level factors, including tenant vacancies, lease rollovers, tenant credit quality, changes in operating expenses, property taxes, insurance costs,‑ and capital expenditure requirements, as well as by local, regional, and sector specific real estate market conditions.

Commercial mortgage loans may be structurally or contractually subordinated to other indebtedness or obligations, and collateral values may decline below amounts required to fully satisfy the loan. Although such loans may be secured by real estate or related assets, there can be no assurance that the value of the collateral will be sufficient to protect the Fund from loss.

Because these investments are generally illiquid, the Fund may not be able to sell commercial mortgage loans at desired times or prices, and valuations may differ materially from amounts ultimately realized, particularly during periods of market stress or increased repurchase activity.

Credit Risk Transfers: Credit Risk Transfer securities (“CRTs”) are instruments through which the credit risk associated with a reference pool of assets (e.g. residential mortgage loans or mortgage-backed securities) is transferred from a sponsoring entity, such as a government-sponsored enterprise or other financial institution, to investors. CRTs may be structured as notes or certificates issued by a special purpose vehicle and may be unfunded or partially funded, and the Fund’s return on a CRT investment is generally dependent on the performance of the underlying reference assets rather than on direct ownership of those assets. CRTs are subject to credit risk associated with the underlying reference assets, including the risk of higher-than-expected defaults or losses, as well as structural risks, including the risk that losses are allocated to the tranche in which the Fund invests before other tranches, model risk, valuation risk, and the risk that the Fund’s investment may not receive payments if losses exceed specified thresholds. CRTs may also be subject to liquidity risk, interest rate risk, counterparty risk, and regulatory or legal risks, including risks related to changes in the structure or support of government- sponsored enterprises.

Private Credit Assets: The Fund invests directly in private credit instruments, which are typically loans or debt obligations of a broad range of obligors, including corporate borrowers,‑ commercial real estate owners, special purpose vehicles, financial sponsors, asset originating platforms, consumers, and other private borrowers. These investments are generally illiquid and not traded on public markets. As a result, the Fund may be unable to resell certain investments for extended periods, which may be several years, or may only be able to sell them at prices substantially below the values assigned by the Fund.

Valuations of private credit investments are based on models and assumptions rather than observable market prices. These valuations may differ significantly from the amounts realized upon sale, which could result in losses.

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Private credit ‑obligors may include highly leveraged borrowers, commercial real estate owners, asset based borrowers, or pools of underlying receivables or loans, and such obligors or underlying assets may not be rated by nationally recognized credit rating agencies. The Fund may, from time to time, focus its private credit investments in a particular‑ industry, asset type, or sector, which could result in outsized exposure to sector specific risks.

Loans may lack financial covenants, reducing early warning protections and increasing default risk. Credit quality can vary significantly based on factors such as total leverage, amount of debt senior to the Fund’s position, variability in cash flows, the size and financial condition of the obligor, the quality, diversification, and performance of collateral or underlying receivables, and the‑ quality and coverage of assets securing the debt. Certain investments may be asset based, relying on collateral whose value may fluctuate, including real estate, equipment, inventory, receivables, consumer loans, or other financial or physical assets.

Private credit investments may include,‑ among others, private corporate ‑direct lending, commercial mortgage loans, asset based finance investments, consumer related‑credit, specialty finance loans, and other privately negotiated credit‑ instruments. Asset based finance investments may be structured as loans to asset originating platforms or as exposures to pools of underlying assets or receivables, and repayment may depend primarily on the performance of such assets rather than the general creditworthiness of a single ‑corporate borrower. Commercial mortgage loans may be secured by income producing real estate and may be subject to risks related to property values, tenant performance, leasing conditions, and real estate market cycles.

Because private credit investments are typically illiquid, privately negotiated, are not traded on public markets, and may be subject to contractual transfer restrictions, the Fund may face challenges meeting periodic repurchase offers under its interval structure without selling assets at unfavorable prices or borrowing. Investors should not expect immediate liquidity. The Fund intends to manage its portfolio such that investments in private credit and other private assets do not exceed internal limits designed‑ to support the Fund’s ability to meet its periodic repurchase obligations under Rule 23c 3 while maintaining exposure to less liquid credit opportunities.

Because the Fund operates as an interval fund, the Fund may be required to maintain a higher allocation to cash, cash equivalents, or other liquid investments than would otherwise be the case in order to meet periodic repurchase offers. This liquidity management requirement may limit the Fund’s ability to fully invest in private credit opportunities and may reduce returns during certain periods.

In addition, during periods of market stress or elevated repurchase activity, the Fund may be required to sell private credit investments at prices that are lower than the values at which such investments are carried, which could adversely affect the Fund’s net asset value and performance. In periods of sustained repurchase activity, the Fund expects to satisfy repurchase requests primarily through the sale of more liquid portfolio holdings,

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which may cause the Fund’s remaining assets to become increasingly concentrated in private credit and other illiquid investments. This concentration may heighten the Fund’s exposure to private credit risks over time.

Private credit investments may also be adversely affected by rising interest rates, economic downturns, or tightening credit conditions, which can increase default risk and reduce recovery values‑ . In the event of borrower or obligor default, enforcement of rights may be costly, time consuming, and uncertain, particularly where recovery depends on foreclosure, liquidation of collateral, servicing of underlying assets, or the performance of consumer or commercial receivables, or in jurisdictions with less developed legal frameworks.

3.The table in the sub-section of the SAI entitled “Sub-Advisers – Portfolio Management – Other Accounts Managed – Voya IM” is deleted in its entirety and replaced with the following:

		Registered Investment		Other Pooled		Other Accounts
		Companies		Investment Vehicles
		Number of	Total Assets	Number of	Total Assets	Number	Total Assets
Portfolio	Fund(s)	Accounts		Accounts		of
Manager						Accounts
Sean	Voya Credit	11	$14,773,247,622	108	$5,869,485,2	1292	$26,646,412,613
Banai,	Income				83
CFA1	Fund
Rajen	Voya Credit	9	$14,297,391,000	0	$0	25	$653,737,647
Jadav,	Income
CFA1	Fund
Anuranjan	Voya Credit	8	$14,216,216,345	0	$0	0	$0
Sharma1	Income
Fund
Vinay	Voya Credit	8	$14,216,216,345	0	$0	2	$1,377,680,288
Viralam,	Income
CFA1	Fund

1As of February 28, 2026.

2One of these accounts with total assets of $313,913,045 has a performance-based advisory fee.

4.The table in the sub-section of the SAI entitled “Sub-Advisers – Portfolio Management – Compensation – Voya IM and Voya Investments” is deleted in its entirety and replaced with the following:

Fund	Portfolio Manager	Benchmark
Voya Credit Income Fund	Sean Banai, CFA; Rajen Jadav,	50% Bloomberg High
	CFA; Anuranjan Sharma; and Vinay	Yield Bond—2% Issuer
	Viralam, CFA	Constrained Composite
Index / 50% Morningstar
LSTA US Leveraged
Loan Index

5.As of February 28, 2026, none of the portfolio managers beneficially owned shares of the Fund.

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6.The first sentence of the section entitled “Portfolio Transactions” is replaced in its entirety as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments that are intended to provide economic exposure to credit sectors.

This communication is not a solicitation of a proxy. The fund has filed a proxy statement and other relevant documents with the SEC in connection with the solicitation of proxies regarding this matter, and security holders are urged to read the proxy statement and other relevant documents filed with the SEC for more information.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

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